BP 3/11

137

02018163

SECU[...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2002

SEC FILE NUMBER
8- 43713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MPC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, SUITE 810
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN C. WEISENBERG (212) 753-2219
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIN, WINER & EVENS LLP
(Name — if individual, state last, first, middle name)

400 GARDEN CITY PLAZA (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

50 3/15/02

OATH OR AFFIRMATION

I, DANIEL LEHRER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPC SECURITIES, INC., as of DECEMBER 31, 2001, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Daniel Lehrer
Signature

Chief Financial Officer
Title

Sara J. Feuerstein
Notary Public

SARA J. FEUERSTEIN
Notary Public, State of New York
01FE5019660
Qualified in Queens County
Commission Expires Oct. 25, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of XXXXXXXXXXX Operations
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXX (Cash Flows)
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPC SECURITIES, INC.
(An S Corporation)

FINANCIAL STATEMENTS
Year Ended December 31, 2001

MW&E
MARGOLIN, WINER & EVENS LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS - ESTABLISHED 1946
400 GARDEN CITY PLAZA, GARDEN CITY, NY 11530-3317
(516) 747-2000 FAX: (516) 747-6707

Report of Independent Accountants

Director and Stockholder
MPC Securities, Inc.

We have audited the accompanying statement of financial condition of MPC Securities, Inc. (an S Corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MPC Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

January 18, 2002

MPC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31,	2001
ASSETS	
Current Assets:	
Cash (Note 4)	$ 100,268
Commissions receivable (Note 2)	8,900
Total Assets	$ 109,168
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Consulting fees payable (Note 3)	$ 15,109
Accounts payable (Note 3)	1,000
Total Liabilities	16,109
Stockholder's Equity:	
Common stock - no par value;	
Authorized - 200 shares	
Issued and outstanding - 50 shares	7,000
Additional paid-in capital	26,000
Retained earnings	60,059
Total Stockholder's Equity	93,059
Total Liabilities and Stockholder's Equity	$ 109,168

The accompanying notes are an integral part of this statement.

1. Nature of Operations

MPC Securities, Inc. (MPC) was organized and incorporated on April 5, 1991 in the State of New York and commenced business July 25, 1991. The Company is a registered broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. It introduces its customers' accounts, on a fully disclosed basis, to clearing broker dealers.

2. Summary of Significant Accounting Policies

Commission revenue - Commissions are recognized when earned. Expenses are recognized when the related liability is incurred.

Commissions receivable - Commissions receivable at December 31, 2001 consists of amounts due from clearing brokers related to transactions executed during the month of December 2001. The commissions are computed in accordance with agreements between the Company and the clearing brokers and are generally remitted to the Company within fifteen days subsequent to end of month.

Income taxes - For income tax purposes, the Company's stockholder has elected for the Company to be treated as a small business corporation as provided in Section 1372(a) of the Internal Revenue Code and New York State tax law section 660(a). As such, there will be no provision for Federal and state income taxes as the Company's income or loss will be passed to the stockholder and combined with other personal income and deductions to determine taxable income on the stockholder's individual tax return. However, the Company is subject to New York City Corporation taxes.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net capital requirement - The Company is subject to the net capital Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements, specifically, that the ratio of aggregate indebtedness to net capital, as those terms are defined, shall not exceed 15 to 1. The concept of the net capital rule is liquidity; the object being to require a broker or dealer to have at all times sufficient liquid assets to cover current indebtedness to all persons. At December 31, 2001, the Company had net capital, as defined, of $93,059 which exceeded the minimum requirement by $88,059 and had a capital ratio of .173 to 1.

The Company is also subject to various Securities Clearance Companies Services net capital requirements. These companies generally follow the Securities and Exchange Commission Uniform net capital rule as discussed above. One Securities Clearance Service Company requires the Company to maintain at all times a net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, of at least $50,000 in excess of the minimum net capital required by such rule. As of December 31, 2001, the Company has met all Securities Clearance Service Companies net capital requirements.

3. Related Party Transactions

MPC Securities, Inc. has entered into an agreement with another corporation, under common control, which provides that MPC will pay to the corporation a percentage of all net revenue as a consulting fee after subtracting operating expenses of $1,000 per month. In exchange, the related party corporation provides all administrative support service, consulting services and property and equipment necessary for MPC to conduct its business.

Consulting Fees Incurred	$ 311,598
Administrative Charge	$ 12,000
Consulting Fees Payable	$ 15,109
Accounts Payable	$ 1,000

4. Concentrations of Credit Risk - Federally Uninsured Cash

Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances totaled $268.

5. Special Reserve Bank Account for the Exclusive Benefit of Customers

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customer accounts nor does it hold customer cash or securities.